FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of June 30, 2008 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF JUNE 30, 2008 TOGETHER WITH INDEPENDENT AUDITORS´ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-2008	12-31-2007
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	841,699	741,016
Due from banks and correspondents	2,357,174	2,373,827

Argentine Central Bank (BCRA)	2,034,213	2,102,264
Other local	902	778
Foreign	322,059	270,785

	3,198,873	3,114,843

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	104,438	31,288
Holdings available for sale (Exhibit A)	1,286,084	1,372,584
Unlisted Government Securities (Exhibit A)	963,764	903,897
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	362,250	1,207,473
Investments in listed private securities (Exhibit A)	1,774	25,725
Less: Allowances (Exhibit J)	271,744	60,955

	2,446,566	3,480,012

C. LOANS:
To government sector (Exhibits B, C and D)	1,367,227	1,415,352
To financial sector (Exhibits B, C and D)	784,306	694,213

Interfinancial – (Calls granted)	73,500	30,500
Other financing to local financial institutions	648,172	617,829
Interest and listed-price differences accrued and pending collection	62,634	45,884
To non financial private sector and residents abroad (Exhibits B, C and D)	8,508,439	8,436,736

Overdraft	1,333,598	1,326,474
Discounted instruments	1,263,407	1,430,787
Real estate mortgage	911,719	772,036
Collateral Loans	51,523	40,988
Consumer	1,679,196	1,337,179
Credit cards	923,070	802,647
Other (Note 5 a.)	2,256,414	2,638,171
Interest and listed-price differences accrued and pending collection	105,602	102,210
Less: Interest documented together with main obligation	16,090	13,756
Less: Difference arising from purchase of portfolio	89	93
Less: Allowances (Exhibit J)	220,027	195,692

	10,439,856	10,350,516

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	577,542	463,621
Amounts receivable for spot and forward sales to be settled	87,368	191,059
Instruments to be received for spot and forward purchases to be settled	114,147	109,535
Unlisted corporate bonds (Exhibits B, C and D)	55,588	58,277
Non-deliverable forward transactions balances to be settled	18,102	6,292
Other receivables not covered by debtor classification regulations	28,750	24,170
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	43,764	39,255
Interest accrued and pending collection not covered by debtor classification regulations	31,321	21,834
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	--.--	5
Less: Allowances (Exhibit J)	2,035	1,821

	954,547	912,227

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	355,776	317,053
Less: Allowances (Exhibit J)	5,094	4,280

	350,682	312,773

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	63,594	45,567
Other (Note 5.b.) (Exhibit E)	488,363	411,909
Less: Allowances (Exhibit J)	3	3

	551,954	457,473

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)	20	52
Other (Note 5.c.)	342,859	219,025
Tax on minimum presumed income – Tax Credit	188,324	150,506
Other accrued interest receivable	--.--	1
Less: Allowances (Exhibit J)	165,695	77,604

	365,508	291,980

H. PREMISES AND EQUIPMENT (Exhibit F):	387,887	368,004

I. OTHER ASSETS (Exhibit F):	28,202	36,392

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	--.--	12,200
Organization and development expenses	32,140	79,454

	32,140	91,654

K. SUSPENSE ITEMS:	7,789	11,261

TOTAL ASSETS:	18,764,004	19,427,135

(Contd.)

BALANCE SHEETS AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-2008	12-31-2007
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	42,112	53,899
Financial sector	178,649	195,890
Non financial private sector and residents abroad	14,371,730	14,828,160

Checking accounts	2,932,000	2,823,731
Savings deposits	4,268,933	4,237,696
Time deposits	6,646,771	7,234,385
Investments accounts	14,042	13,152
Other	441,548	436,727
Interest and listed-price differences accrued payable	68,436	82,469

	14,592,491	15,077,949

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA (Exhibit I)	1,894	1,833

Other	1,894	1,833
Banks and International Institutions (Exhibit I)	353,611	555,842
Amounts payable for spot and forward purchases to be settled	102,116	103,608
Instruments to be delivered for spot and forward sales to be settled	194,148	206,466
Financing received from Argentine financial institutions (Exhibit I)	13,497	23,262

Interfinancial (calls received) Other financing from local financial institutions Interest accrued payable	13,494 --.-- 3	7,500 15,755 7
Non-deliverable forward transactions balances to be settled	1,733	1,002
Other (note 5.d.) (Exhibit I)	799,290	791,420
Interest and listed-price differences accrued payable (Exhibit I)	3,678	9,017

	1,469,967	1,692,450

N. OTHER LIABILITIES:	250,759	271,956

Other (Note 5.e.)	250,759	271,956

O. ALLOWANCES (Exhibit J):	351,824	321,277

P. SUSPENSE ITEMS:	10,089	6,666

TOTAL LIABILITIES:	16,675,130	17,370,298

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	2,088,874	2,056,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	18,764,004	19,427,135

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-2008	12-31-2007
DEBIT ACCOUNTS

Contingent
- Credit lines obtained (unused balances)	199,270	199,679
- Guarantees received	3,632,875	3,215,812
- Contra contingent debit accounts	721,672	554,832

	4,553,817	3,970,323

Control
- Receivables classified as irrecoverable	268,894	280,820
- Other (Note 5.f.)	33,468,099	31,980,524
- Contra control debit accounts	478,204	2,214,130

	34,215,197	34,475,474

Derivatives (Exhibit O)
- “Notional” amount of non-deliverable forward transactions	1,421,293	1,164,392
- Interest rate SWAP	280,650	292,000
- Others	50,000	50,000
- Contra debit derivatives accounts	1,550,619	1,289,267

	3,302,562	2,795,659

For trustee activities
- Funds in trust	2,856	3,897

	2,856	3,897

TOTAL	42,074,432	41,245,353

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	94,405	26,185
- Guarantees provided to the BCRA	57,710	61,729
- Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	160,059	135,525
- Other guarantees given non covered by debtor classification regulations	137,896	134,871
- Other covered by debtor classification regulations (Exhibits B, C and D)	271,602	196,522
- Contra contingent credit accounts	3,832,145	3,415,491

	4,553,817	3,970,323

Control
- Items to be credited	433,646	388,952
- Other	44,558	1,825,178
- Contra control credit accounts	33,736,993	32,261,344

	34,215,197	34,475,474

Derivatives (Exhibit O)
- “Notional” amount of non-deliverable forward transactions	1,550,619	1,289,267
- Contra debit derivatives accounts	1,751,943	1,506,392

	3,302,562	2,795,659

For trustee activities
- Contra credit accounts for trustee activities	2,856	3,897

	2,856	3,897

TOTAL	42,074,432	41,245,353

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2008 AND 2007

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	06-30-2008	06-30-2007
A. FINANCIAL INCOME

Interest on cash and due from banks	8,084	9,373
Interest on loans to the financial sector	47,782	25,911
Interest on overdraft	107,412	66,096
Interest on discounted instruments	75,599	38,232
Interest on real estate mortgage	47,441	27,737
Interest on collateral loans	3,000	654
Interest on credit card loans	45,267	24,203
Interest on other loans	227,237	134,012
Interest on other receivables from financial transactions	11,379	11,009
Income from secured loans—Decree 1387/01	40,152	75,329
Net income from government and private securities	--.--	172,793
Indexation by benchmark stabilization coefficient (CER)	127,004	121,421
Gold and foreign currency exchange difference	80,021	44,085
Other	75,268	55,087

	895,646	806,032

B. FINANCIAL EXPENSE

Interest on checking accounts	11,815	12,884
Interest on savings deposits	4,234	3,147
Interest on time deposits	297,490	207,641
Interest on interfinancial financing (calls received)	469	1,272
Interest on other financing of financial institutions	276	1,278
Interest on other liabilities from financial transactions	16,522	10,332
Other interest	3,223	6,225
Net income from government and private securities	46,712	--.--
Indexation by CER	6,408	33,402
Contribution to the deposit guarantee fund	13,285	11,477
Other	29,741	19,091

	430,175	306,749

GROSS INTERMEDIATION MARGIN – GAIN	465,471	499,283

C. ALLOWANCES FOR LOAN LOSSES	40,579	22,860

D. SERVICE CHARGE INCOME

Related to lending transactions	93,862	65,713
Related to liability transactions	192,221	148,860
Other commissions	26,971	22,556
Other (Note 5.g.)	98,530	78,526

	411,584	315,655

E. SERVICE CHARGE EXPENSE

Commissions	68,883	48,746
Other (Note 5.h.)	24,825	16,810

	93,708	65,556

(Contd.)

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2008 AND 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-2008	06-30-2007
F. ADMINISTRATIVE EXPENSES

Payroll expenses	314,563	220,292
Fees to Bank Directors and Statutory Auditors	202	165
Other professional fees	13,483	11,493
Advertising and publicity	32,225	25,118
Taxes	14,956	11,603
Fixed assets depreciation	16,663	14,691
Organizational expenses amortization	4,076	2,751
Other operating expenses	77,870	63,853
Other	49,928	35,757

	523,966	385,723

NET GAIN FROM FINANCIAL TRANSACTIONS	218,802	340,799

G. OTHER INCOME

Income from long-term investments	82,617	32,542
Punitive interests	798	392
Loans recovered and reversals of allowances	35,129	379,436
Other (note 5.i.)	107,534	15,232

	226,078	427,602

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	26	14
Charge for uncollectibility of other receivables and other allowances	133,896	78,062
Amortization of difference arising from judicial resolutions	80,777	179,515
Depreciation and losses from miscellaneous assets	250	746
Goodwill amortization	12,200	3,315
Other (Note 5.j.)	29,487	355,365

	256,636	617,017

NET INCOME FOR THE PERIOD	188,244	151,384

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

	2008							2007
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	547,381	(42,796)	592,780	2,056,837	1,954,584
2. Stockholders´ Meeting held on March 28, 2008 and April 26, 2007
-Dividends paid in cash	--,--	--,--	--,--	--,--	--,--	(164,000)	(164,000)	(90,000)
-Statutory reserve	--,--	--,--	--,--	47,010	--,--	(47,010)	--,--	--,--
3. Unrealized valuation difference	--,--	--,--	--,--	--,--	7,793	--,--	7,793	--,--
4. Net income for the period	--,--	--,--	--,--	--,--	--,--	188,244	188,244	151,384

5. Balance at the end of the period	471,361	175,132	312,979	594,391	(35,003)	570,014	2,088,874	2,015,968

(1)	Adjustments to stockholders´ equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (54,628) from government securities and 19,625 from BCRA Notes (note 2.3.b).

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-2008	06-30-2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of fiscal year	3,294,811 (1)	2,718,299
Cash and cash equivalents at the end of the period	3,464,906 (1)	2,925,543

Net increase in cash and cash equivalents	170,095	207,244

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
-Government and private securities	1,106,596	(183,059)
-Loans	749,697	679,484

to financial sector	(60,428)	(30,347)
to non-financial public sector	71,340	408,888
to non-financial private sector and residents abroad	738,785	300,943
-Other receivables from financial transactions	(28,944)	(23,191)
-Assets subject to financial leasing	(37,909)	(40,721)
-Deposits	(904,461)	395,444

to financial sector	(17,243)	11,859
to non-financial public sector	(11,446)	29,259
to non-financial private sector and residents abroad	(875,772)	354,326
-Other liabilities from financial transactions	9,473	(4,454)

Financing from financial or interfinancial sector (calls received)	5,994	(61,900)
Others (except liabilities included in Financing Activities)	3,479	57,446
Collections related to service charge income	410,381	315,563
Payments related to service charge expense	(93,708)	(65,556)
Administrative expenses paid	(552,750)	(405,822)
Organizational and development expenses paid	(6,636)	(2,165)
Net collections from punitive interest	772	378
Differences from judicial resolutions paid	(23,288)	(12,000)
Collections of dividends from other companies	14	14
Other collections / (payments) related to other income and expenses	108,054	(312,107)

Net cash flows provided by operating activities	737,291	341,808

Investment activities
Net payments from premises and equipment	(36,546)	(11,251)
Net collections from other assets	7,940	(7,572)
Other payments from investment activities	(180,976)	(32,160)

Net cash flows used in investment activities	(209,582)	(50,983)

Financing activities
Net collections/ (payments) from:
-Non-subordinated corporate bonds	--.--	(248,638)
-Argentine Central Bank	68	91

Others	68	91
-Banks and international agencies	(202,231)	75,076
-Financing received from local financial institutions	(15,755)	(84,432)
Cash dividends	(164,000)	(90,000)
Other collections from financing activities	16,220	254,949

Net cash flows provided by / (used in) financing activities	(365,698)	(92,954)

Financial results and results from holdings of cash and cash equivalents (including interest)	8.084	9,373

Net increase in cash and cash equivalents	170,095	207,244

(1)	See note 15 “Statement of clash and cash equivalents flow”

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2008, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2007, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF JUNE 30, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 235-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of June 30, 2008.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 2002:				368,128
04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from June 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2007, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of June 30, 2007.

According to Communication “A” 4667 of the BCRA dated May 14, 2007: i) for fiscal year 2007 the Statements of Cash Flows shall be replaced with the Statement of Cash and Cash Equivalents Flow. In this respect, and just for comparison purposes, the Entity presents the Statements of Cash and Cash Equivalents Flow for the six month period ended June 30, 2007 (stand-alone and consolidated) to substitute for the Statements of Cash Flows in due time filed with the BCRA and ii) certain accounts in the Statement of Income must be broken down in further detail. This requirement has entailed that certain balances corresponding to the financial statements as of June 30, 2007 had to be modified.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2008 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of June 30, 2008 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, may be classified in the category “Available for sale”.

As of June 30, 2008 and the end of the previous fiscal year, they were valued in accordance with the quotations prevailing for each security as of the close of the period or fiscal year. Differences, if any, between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of June 30, 2008 and the end of the previous fiscal year, the amount recorded was 35.003 (loss) and 42,796 (loss), respectively.

•	Unlisted government securities:

•

Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness: as of June 30, 2008 and the end of the previous fiscal year these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

•

Federal Government Bonds in Pesos Badlar + 350 bp due in 2013: as of June 30, 2008 were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of June 30, 2008 and the end of the previous fiscal year, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities:

•

Equity and debt instruments: they were valued based on current listed prices as of June 30, 2008 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of June 30, 2008 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

Present values as of June 30, 2008 and the end of the previous fiscal year were calculated by discounting the cash flows as per the relevant contracts at an annual rate of 7.60% and 6.50%, respectivedly, in accordance with the provisions of the abovementioned Communications for June, 2008 and December, 2007.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of $ 1.40 per dollar plus CER plus interest accrued through the end of the period or fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2008 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-	Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of June 30, 2008 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: as of June 30, 2008 and the end of the previous fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2008 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of June 30, 2008 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of June 30, 2008 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2007. As of June 30, 2008, was included the income generated in the framework of the Initial Public Offering of Visa Inc.

•

Bladex S.A. (included in Other—Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

On march 28, 2008 the goodwill corresponding to Corp Banca, for 12,200, was fully amortized.

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of June 30, 2008 these assets have been fully amortized, with the total accumulated amortization as of June 30, 2008 amounting to 1,219,964. As of the end of the previous fiscal year, BF recorded assets amounting to 57,489 (after deduction of accumulated amortization for 1,139,187), in the account Organization and development expenses.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch—Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of June 30, 2008 and the end of the previous fiscal year, BF has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 11):

Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of June 30, 2008 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-	As of June 30, 2008 and 2007, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of June 30, 2008 and 2007, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the fiscal years on those dates is as follows:

	06/30/2008	06/30/2007
Net income for the period	188,244	151,384
Earning per share for the period	0.40	0.32

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY—ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

I. Valuation criteria

a)	National Government Secured loans and bonds

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At June 30, 2008 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 1,367,227 and 1,415,352, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at June 30, 2008 and the end of the previous fiscal year, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return.

In addition, as of June 30, 2008 and the end of the previous fiscal year, the Entity keeps other amounts corresponding to government securities amounting to 948,812 and 903,897, respectivedly, in accordance with the criterion described in Note 2.3.b). In accordance with professional accounting standards currently in force in Buenos Aires City, these assets are to be valued at recoverable value.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As of December 31, 2007 and June 30, 2007, the Bank recorded assets amounting to 57,489 and 175,990 (whose original value had been 1,196,676 and 1,171,553) under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amount detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that could not be objectively determined as of that date.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 143,150, 55,500 and 8,300 as of June 30, 2008, December 31 and June 30, 2007, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in Notes 2.3.n.1) and 11, as of June 30, 2008 and the end of the previous fiscal year, the Entity recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 8,326 and 7,433, respectively.

II. Aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Entity charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 35,003 and a loss of 42,796, as of June 30, 2008 and the end of the previous fiscal year, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. Therefore, as of June 30, 2008 and the end of the previous fiscal year, these amounts should have been charged to the income/loss for the period or fiscal year.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of June 30, 2008 and the end of the previous fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of June 30, 2008 and the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 143,150 and 55,500, respectively. Such amounts are made up as follows:

	06-30-2008	12-31-2007
Deferred tax assets	1,107,850	981,455
Deferred tax liabilities	(964,700)	(925,955)

Net deferred assets	143,150	55,500
Allowance	(143,150)	(55,500)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. As of the date of issuance of these statements, the extension applicable to subsequent fiscal years is still pending. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of June 30, 2008 the Bank recorded the above asset in an amount of 205,093 (188,324 in the line Tax on minimum presumed income – Tax Credit and 16,769 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2007 the Bank recorded the above asset in an amount of 186,761 (150,506 in the line Tax on minimum presumed income – Tax Credit and 36,255 in the line Others – Tax Advance, under Other Receivables).

4.3.	Other tax issues

a) The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On June 8, 2006 the Court of Appeals ratified the ruling, which caused the

Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on June 8, 2007.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b) On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

The Bank’s management as well as its legal and tax advisors estimate that the Bank has reasonably interpreted currently applicable rules and regulations as regards the periods covered by the notice.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	06-30-2008	12-31-2007
a) LOANS

Loans granted to pre-finance and finance exports	1,343,093	1,497,988
Fixed-rate financial loans	778,743	904,117
Other	134,578	236,066

Total	2,256,414	2,638,171

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	34,931	30,586
In controlled companies -supplementary activities	387,193	370,588
In non-controlled companies-supplementary activities	66,198	10,692
Other- unlisted	41	43

Total	488,363	411,909

	06-30-2008	12-31-2007
c) OTHER RECEIVABLES

Prepayments	69,597	45,609
Guarantee deposits	27,782	25,299
Miscellaneous receivables	81,397	46,017
Tax prepayments (1)	162,718	93,647
Other	1,365	8,453

Total	342,859	219,025

(1) As of June 30, 2008 and the end of the previous fiscal year, it includes the deferred tax asset for 143,150 and 55,500 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	102,844	146,540
Collections and other operations for the account of third parties	31,726	25,925
Other withholdings and collections at source	101,591	104,874
Accounts payable for consumption	142,149	140,105
Money orders payable	269,282	244,410
Loans received from Argentine Technological Fund (FONTAR)	27,563	20,623
Loans received from Interamerican Development Bank (BID)	49,449	57,738
Pending Banelco debit transactions	26,213	11,220
Other	48,473	39,985

Total	799,290	791,420

e) OTHER LIABILITIES

Accrued salaries and payroll taxes	115,801	165,324
Accrued taxes	43,033	36,093
Miscellaneous payables	90,760	65,795
Other	1,165	4,744

Total	250,759	271,956

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	10,610,304	9,335,405
Collections items	674,257	579,318
Checks drawn on the Bank pending clearing	314,211	223,112
Checks not yet credited	790,990	786,562
Securities representative of investments in escrow on behalf of the Pension Fund Manager	21,011,066	20,993,983
Other	67,271	62,144

Total	33,468,099	31,980,524

	06-30-2008	06-30-2007
g) SERVICE CHARGE INCOME
Rental of safe-deposit boxes	11,155	8,374
Commissions for capital market transactions	5,047	3,114
Commissions for salary payment	2,985	3,651
Commissions for trust management	1,055	1,348
Commissions for hiring of insurances	37,441	25,675
Commissions for transportations of values	4,516	3,879
Commissions for loans and guarantees	15,316	14,655
Other	21,015	17,830

Total	98,530	78,526

h) SERVICE CHARGE EXPENSE
Turn-over tax	17,602	11,810
Other	7,223	5,000

Total	24,825	16,810

i) OTHER INCOME
Deferred income tax (1)	87,650	1,300
Other	19,884	13,932

Total	107,534	15,232

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

j) OTHER EXPENSE
Deferred income tax	--,--	330,000
Tax on bank transfers	20,162	15,725
Other	9,325	9,640

Total	29,487	355,365

6	RESTRICTIONS ON ASSETS

As of June 30, 2008, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 56,500 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,210 to secure debts with the Argentine Central Bank.

c)	The Bank appropriated BCRA Notes (Badlar), due 01/21/2009 in an amount of 129,458 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

7	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of June 30, 2008 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2008	2007	2008	2007	2008	2007
BBVA S.A.	9,920	5,858	359	4,809	21,264	30,438
Francés Valores Sociedad de Bolsa S.A.	32,642	926	32,988	1,931	4,268	5,654
Consolidar A.R.T. S.A.	41	51	51,358	87,275	515,028	389,552
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	91	8	4,516	10,352	56,527	13,823
Consolidar Cía. de Seguros de Retiro S.A.	137	120	45,411	44,540	759,156	530,989
Consolidar Cía. de Seguros de Vida S.A.	22	23	13,203	7,210	265,100	257,616
Atuel Fideicomisos S.A.	--,--	--,--	4,000	4,362	65	113
BBVA Consolidar Seguros S.A.	3	33	2,991	10,225	69,622	56,971
PSA Finance Argentina Cía Financiera S.A.	240,967	179,992	807	1,076	--,--	--,--
Rombo Cía. Financiera S.A.	151,392	150,408	1,341	846	47,000	82,000
Francés Administradora de Inversiones S.A.	100	100	13,247	104	8,690	20,968
Consolidar Comercializadora S.A.	--,--	--,--	4,190	3,346	3,948	1,018
Inversora Otar S.A.	--,--	--,--	47	347	254,731	375,513

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

8	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.0623% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9	TRUST ACTIVITIES

9.1. Financial	Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of June 30, 2008 and the end of the previous fiscal year, total estimated corpus assets of Diagonal Trust amount to 2,856 and 3,897, respectively, considering its recoverable. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

9.2.  Non Financial Trusts

BF acts as trustee in 45 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 675,632 and 588,425 as of June 30, 2008 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

10	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on June 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Entity has not issued Corporate Bonds related to this Program.

11	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of June 30, 2008:

a)	Interest rate swaps for 167,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 10,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

For purposes of estimating the market value, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 919.

The estimated market value of said instruments amounts to 5,921 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts—From derivatives—Interest rate swaps” for 177,000 and “Memorandum accounts—Debit accounts—From derivatives—Others” for 50,000.

b)	Interest rate swaps for 33,650 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 70,000, with final maturity in August 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

For purposes of estimating the market value, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 106.

The estimated market value of said instruments amounts to 3,315 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts—From derivatives—Interest rate swaps” for 103,650.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,421,293 and 1,550,619, which are recorded under “Memorandum Accounts—Debit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, and “Memorandum accounts—Credit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating loss as of the end of the period for 1,469.

II.	Transactions as of December 31, 2007:

a)	Interest rate swaps for 232,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 60,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions were valued in accordance with the mechanism described in note 2.3.n.1.) generating loss as of the end of the fiscal year for 619.

The estimated market value of said instruments amounted to 7,919 (Liabilities).

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts—From derivatives—Interest rate swaps” for 292,000 and “Memorandum accounts—Debit accounts—From derivatives—Others” for 50,000.

b)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,164,392 and 1,289,267, which are recorded under “Memorandum Accounts—Debit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, and “Memorandum accounts—Credit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 6,457.

12	COMPLIANCE WITH CNV REQUIREMENTS

12.1  Compliance with the requirements to act as agent in the Over-the-counter Market

As of June 30, 2008, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2  Investment Funds custodian

As of June 30, 2008 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax—credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 594,811 and 765,436, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control—Other”.

The Investment Funds´ equities are as follows:

EQUITIES

INVESTMENT FUNDS	06.30.2008	12.31.2007
FBA Acciones Globales	127,078	136,139
FBA Total	10,707	10,863
FBA Renta	12,217	12,645
FBA Renta Pesos	345,754	298,951
FBA Renta Dólares	4,118	4,233
FBA Bonos	8,853	8,832
FBA Calificado	103,716	213,601
FBA Internacional	450	497
FBA Ahorro Dólares	11,586	11,730
FBA Renta Fija	15,521	16,214
FBA Ahorro Pesos	79,899	128,507
FBA Renta Premium	6,397	6,755
FBA Europa	3,652	4,770
FBA Horizonte	17,396	27,847
FBA EEUU	2,155	1,323
FBA Renta Corto Plazo	526	495
FBA Acciones Latinoamericanas	39,955	44,268
FBA Bonos Argentina	10,241	8,069
FBA Brasil	38,210	2,992
FBA México	1,005	979
FBA Commodities	56	50
FBA Acciones Argentinas	460	485
FBA Bonos Globales	50	50

Total	840,002	940,295

13	RESTRICTION ON EARNINGS DISTRIBUTIONS

In accordance with Communication “A” 4664, issued on May 11, 2007 and with the text issued by BCRA entitled “Distribution of Income”, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

On March 28, 2008, the Argentine Central Bank, through its Case File No. 6731/08 authorized 164,000 to cash dividends distribution.

The Ordinary and Extraordinary Shareholders’ Meeting held on March 28, 2008 approved the allocation of earnings as follows:

•	To Statutory Reserve: 47,010.

•	To cash dividends: 164,000

It must be clarified that as of the date of issuance of these financial statements, such dividends have been paid.

14	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
Cash	332,559	(*)
Special Guarantee Accounts	119,757
BCRA Checking Account	1,253,551
Cash in valuables’ transportation	204,511	(*)
Special social-security related accounts	220
Franchises	177,208

TOTAL	2,087,806

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	167,780	(*)
BCRA Checking Account	746,200
Cash in transit	8,615	(*)
Cash in valuables’ transportation	62,297	(*)

TOTAL	984,892

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	35,486	(*)
BCRA Checking Account	31,993
Cash in transit	43	(*)
Cash in valuables’ transportation	29,397	(*)

TOTAL	96,919

(*)	Only 67% of these balances are admitted as Compliance.

15	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of June 30, 2008 and the end of the previous fiscal year explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Entity considers to be cash and cash equivalents:

	06/30/2008	12/31/2007
a) Cash and due from banks	3,198,873	3,114,843
b) Goverment securities held for trading or financial transactions	104,438	31,288
c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period / fiscal year	161,595	148,680

CASH AND CASH EQUIVALENTS	3,464,906	3,294,811

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period / year – end date.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City—Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 06-30-2008	Book balance as of 12-31-2007	Position Without Options	Final Position
GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Bocon PRE8	2427	2,414	2,414		2,414	2,414
Discount Bonds in pesos	45696	91,659	91,659		23,460	23,460
Other		923	923		142	142

Subtotal in pesos			94,996	22,939	26,016	26,016

In foreign currency
BODEN 2013	5427	6,785	6,785		6,261	6,261
Discount Bonds in dollars	40291	1,607	1,607		1,607	1,607
Other		1,050	1,050		2,054	2,054

Subtotal in foreign currency			9,442	8,349	9,922	9,922

Subtotal in Holdings for trading or financial Transactions			104,438	31,288	35,938	35,938

Holdings available for sale

Local
In pesos
Secured Bonds due 2018	2405	68,489	68,489		68,489	68,489
Bocon PRO 12	2449	159,825	159,825		159,825	159,825

Subtotal in pesos			228,314	239,513	228,314	228,314

Subtotal in Holdings available for sale			228,314	239,513	228,314	228,314

Unlisted government securities

Local
In pesos
Secured Bonds due 2020	2423		948,812		948,812	948,812
BONAR XIII	5438		14,755		14,755	14,755
Other			197		197	197

Subtotal in pesos			963,764	903,897	963,764	963,764

Subtotal Unlisted government securities			963,764	903,897	963,764	963,764

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 06-30-2008	Book balance as of 12-31-2007	Position Without Options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Argentine Central Bank Bills due 05-27-09	45881	3,480	3,480		3,480	3,480
Argentine Central Bank Bills due 07-30-08	45946	2,827	2,827		2,827	2,827
Argentine Central Bank Bills due 07-10-08	45944	2,993	2,993		2,993	2,993
Other		1,971	1,971		1,971	1,971

Subtotal own portfolio			11,271	36,470	11,271	11,271

Repurchase transactions

Subtotal repurchase transactions			--,--	73,922	--,--	--,--

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills (Badlar)due 03-25-10	45862	6,673	6,673		6,673	6,673
Argentine Central Bank Bills – (Badlar) due 01-06-10	45845	8,147	8,147		8,147	8,147
Argentine Central Bank Bills due 04-21-10	45873	9,772	9,772		9,772	9,772
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	14,343	14,343		14,343	14,343
Argentine Central Bank Bills Indexation by CER 3% due 12-24-08	45694	20,049	20,049		21,022	21,022
Argentine Central Bank Bills due 09-10-08	45824	40,906	40,906		40,906	40,906
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	70,773	70,773		71,286	71,286
Argentine Central Bank Bills due 08-06-08	45819	79,559	79,559		74,399	74,399
Argentine Central Bank Bills due 07-16-08	45813	94,126	94,126		103,238	103,238
Other		6,631	6,631		15,370	15,370

Subtotal own portfolio			350,979	383,999	365,156	365,156

Unlisted – Own portfolio

Subtotal own portfolio			--,--	621,614	--,--	--,--

Repurchase transactions

Subtotal repurchase trasanctions			--,--	91,468	--,--	--,--

Available for sale
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	53,581	53,581		53,581	53,581
Argentine Central Bank Bills due 10-15-08	45831	179,020	179,020		179,020	179,020
Argentine Central Bank Bills due 01-21-09	45850	336,800	336,800		336,800	336,800
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	225,193	225,193		225,193	225,193
Argentine Central Bank Bills due 03-11-09	45861	148,248	148,248		148,248	148,248
Argentine Central Bank Bills (Badlar) due 07-16-08	45813	111,834	111,834		111,834	111,834
Other		3,094	3,094		3,094	3,094

Subtotal available for sale			1,057,770	1,133,071	1,057,770	1,057,770

Subtotal instruments issued by the BCRA			1,420,020	2,340,544	1,434,197	1,434,197

TOTAL GOVERNMENT SECURITIES			2,716,536	3,515,242	2,662,213	2,662,213

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market value	Book Balance as of 06-30-2008	Book Balance as of 12-31-2007	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
In foreign currency
Pecom Corporate Bonds	40582	13	13		13	13
Cablevisión Corporate Bonds	40086	10	10		10	10
Banco Río Corporate Bonds	40617	2	2		2	2
Telefónica de Argentina Corporate Bonds	40146	96	96		96	96
Petrobrás Energía Corporate Bonds	40668	59	59		59	59

Subtotal in foreign currency			180	190	180	180

Subtotal Other debt instruments			180	190	180	180

Other Equity instruments
In pesos
Compañía Financiera Argentina Trust Fund	34470	1,593	1,593		1,593	1,593
Other			--,--		(57)	(57)

Subtotal in pesos			1,593	25,535	1,536	1,536

From abroad
In foreign currency
Other		1	1		1	1

Subtotal in foreign currency			1	--,--	1	1

Subtotal Equity instruments			1,594	25,535	1,537	1,537

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			1,774	25,725	1,717	1,717

TOTAL GOVERNMENT AND PRIVATE SECURITIES			2,718,310	3,540,967	2,663,930	2,663,930

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	06-30-2008	12-31-2007
COMMERCIAL PORTFOLIO

Normal performance	7,591,633	7,935,850

Preferred collaterals and counter guaranty “A”	116,334	104,485
Preferred collaterals and counter guaranty “B”	106,332	103,349
Without senior security or counter guaranty	7,368,967	7,728,016

In potential risk	6,364	17,733

Preferred collaterals and counter guaranty “B”	--.--	922
Without senior security or counter guaranty	6,364	16,811

Nonperforming	5,358	5,321

Without senior security or counter guaranty	5,358	5,321

With high risk of uncollectibility	27,326	27,025

Preferred collaterals and counter guaranty “A”	947	946
Preferred collaterals and counter guaranty “B”	1,650	--.--
Without senior security or counter guaranty	24,729	26,079

Uncollectible	783	518

Without senior security or counter guaranty	783	518

Total	7,631,464	7,986,447

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	06-30-2008	12-31-2007
CONSUMER AND HOUSING PORTFOLIO

Normal performance	3,921,188	3,276,219

Preferred collaterals and counter guaranty “A”	9,791	8,145
Preferred collaterals and counter guaranty “B”	654,081	511,615
Without senior security or counter guaranty	3,257,316	2,756,459

Low risk	35,730	25,063

Preferred collaterals and counter guaranty “A”	--,--	2
Preferred collaterals and counter guaranty “B”	3,285	4,187
Without senior security or counter guaranty	32,445	20,874

Medium risk	22,933	11,917

Preferred collaterals and counter guaranty “A”	--,--	5
Preferred collaterals and counter guaranty “B”	756	258
Without senior security or counter guaranty	22,177	11,654

High risk	24,791	642

Preferred collaterals and counter guaranty “B”	675	27
Without senior security or counter guaranty	24,116	615

Uncollectible	4,059	17,997

Preferred collaterals and counter guaranty “B”	588	1,547
Without senior security or counter guaranty	3,471	16,450

Uncollectible, classified as such under regulatory requirements	1,021	890

Preferred collaterals and counter guaranty “B”	1	14
Without senior security or counter guaranty	1,020	876

Total	4,009,722	3,332,728

General Total (1)	11,641,186	11,319,175

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-2008		12-31-2007
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,994,118	25.72%	2,973,118	26.27%
50 next largest clients	2,180,894	18.73%	2,353,533	20.79%
100 following clients	870,290	7.48%	1,028,963	9.09%
Remaining clients	5,595,884	48.07%	4,963,561	43.85%

Total (1)	11,641,186	100.00%	11,319,175	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2008

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	--,--	1,927	--,--	--,--	222,619	445,238	697,443	1,367,227
Financial sector	--,--	174,669	110,686	145,033	136,568	150,180	67,170	784,306
Non financial private sector and residents abroad	18,162	3,688,437	1,315,131	937,200	821,294	842,522	1,866,907	9,489,653

TOTAL	18,162	3,865,033	1,425,817	1,082,233	1,180,481	1,437,940	2,631,520	11,641,186	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish – See Note 17)

-Stated in thousands of pesos-

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	06-30-2008	12-31-2007	Main business	Period / Fiscal year-end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	7,721	8,875	Stockholder	06.30.2008	6,390	8,130	382
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	143,950	147,617	Pensions fund manager	06.30.2008	140,739	274,196	(7,681)
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	132,199	127,377	Insurance company	06.30.2008	11,195	206,474	50,043
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	73,642	58,999	Insurance company	06.30.2008	37,551	110,457	30,222
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	24,000	29,316	14,008	Financial institution	06.30.2008	48,000	58,632	614
30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	29,681	27,720	Trust Manager	06.30.2008	13,100	29,685	1,961

		Subtotal controlled				416,509	384,596

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	33,517	30,766	Financial Institution	06.30.2008	60,000	83,792	6,879
30598910045	Visa Argentina S.A	Common	0.0001$	1	11,400	57,701	1,712	Services to companies	05.31.2007	6,811	34,234	10,076
	Other					8,497	8,979
	Foreign
	Other					761	793

		Subtotal noncontrolled				100,476	42,250

		Total in financial institutions, supplementary and authorized				516,985	426,846

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	27,271	23,697	Workers compensation	06.30.2008	77,684	219,369	39,020
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	7,660	6,855	Insurance	06.30.2008	10,651	62,681	11,903
	Other					--.--	35
	Foreign
	Other					41	43

		Subtotal non controlled				34,972	30,630

		Total in other companies				34,972	30,630

		Total investments in other companies				551,957	457,476

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2008

AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Depreciation for the period		Net book value at 06-30-2008	Net book value at 12-31-2007
				Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	292,898	5,041	--,--	50	5,476	292,463	292,898
Furniture and Facilities	24,449	9,420	--,--	10	2,509	31,360	24,449
Machinery and Equipment	49,765	21,302	--,--	5	8,480	62,587	49,765
Automobiles	892	815	32	5	198	1,477	892

Total	368,004	36,578	32		16,663	387,887	368,004

OTHER ASSETS
Works of Art	983	--,--	--,--	--,--	--,--	983	983
Leased assets	15,558	--,--	8,925	50	68	6,565	15,558
Property taken as security for loans	4,646	375	150	50	40	4,831	4,646
Stationery and office supplies	2,693	3,990	3,249	--,--	--,--	3,434	2,693
Other	12,512	--,--	--,--	50	123	12,389	12,512

Total	36,392	4,365	12,324		231	28,202	36,392

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH PERIOD ENDED

JUNE 30, 2008 AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the Period
				Years of useful life	Amount		Net book value at 06-30-2008	Net book value at 12-31-2007
Goodwill	12,200	--,--	--,--	10	12,200	(2)	--,--	12,200
Organization and Development expenses (1)	21,965	16,364	2,113	1 & 5	4,076		32,140	21,965
Organization and development non-deductible expenses	57,489	23,288	--,--	5	80,777		--,--	57,489

Total	91,654	39,652	2,113		97,053		32,140	91,654

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.
(2)	Extraordinary depreciations have been applied during the fiscal year.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-2008		12-31-2007
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	812,012	5.56%	755,542	5.01%
50 next largest clients	1,084,673	7.43%	1,211,506	8.03%
100 following clients	848,156	5.81%	934,833	6.20%
Remaining clients	11,847,650	81.20%	12,176,068	80.76%

TOTAL	14,592,491	100.00%	15,077,949	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2008

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	12,484,326	1,504,794	448,760	147,881	5,999	731	14,592,491

Other liabilities from financial transactions
BCRA	1,894	--,--	--,--	--,--	--,--	--,--	1,894
Banks and International Institutions	77,004	38,710	108,227	125,196	3,317	4,536	356,990
Financing received from Argentine financial institutions	13,796	--,--	--,--	--,--	--,--	--,--	13,796
Other	724,849	3,577	5,871	11,833	23,833	29,327	799,290

Total	817,543	42,287	114,098	137,029	27,150	33,863	1,171,970

TOTAL	13,301,869	1,547,081	562,858	284,910	33,149	34,594	15,764,461

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE SIX MONTH PERIOD ENDED

JUNE 30, 2008 AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases		Reversals	Applications (6)	06-30-2008	12-31-2007
DEDUCTED FROM ASSETS
Government securities
- For impairment value	60,955	210,789	(5)	--,--	--,--	271,744	60,955
Loans
- Allowance for doubtful loans	195,692	40,336	(1)	--,--	16,001	220,027	195,692
Other receivables from financial transactions
- Allowance for doubtful receivables	1,821	243	(1)	--,--	29	2,035	1,821
Assets subject to financial leasing
- Allowance for doubtful receivables	4,280	814	(1)	--,--	--,--	5,094	4,280
Investments in other companies
- For impairment value (3)	3	--,--		--,--	--,--	3	3
Other receivables
- Allowance for doubtful receivables (2)	77,604	90,612		1,277	1,244	165,695	77,604

Total	340,355	342,794		1,277	17,274	664,598	340,355

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	413	1		1	--,--	413	413
- Other contingencies	320,864	42,469	(4)	3,136	8,786	351,411	320,864

Total	321,277	42,470		3,137	8,786	351,824	321,277

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance on deferred tax assets (see note 4.1.) and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of June 30, 2008.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.m) and 2.3.q)).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 and BCRA’s complementary regulations.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

- Loans	(1,031)
- Other receivables from financial transactions	(29)
- Other receivables	(199)

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2008

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
Class			Outstanding	In portfolio
Common	471,361,306	1	471,306	--,--	55	471,361
					(1)	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

Accounts	06-30-2008						12-31-2007
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS
Cash and due from banks	1,405,563	174,729	1,227,846	357	256	2,375	1,223,162
Government and private securities	9,623	--,--	9,623	--,--	--,--	--,--	8,539
Loans	1,795,892	--,--	1,795,892	--,--	--,--	--,--	2,284,032
Other receivables from financial transactions	192,523	9,559	182,250	--,--	714	--,--	107,687
Assets subject to financial leasing	57	--,--	57	--,--	--,--	--,--	63
Investments in other companies	802	--,--	802	--,--	--,--	--,--	836
Other receivables	42,039	18	42,021	--,--	--,--	--,--	18,692
Suspense items	339	--,--	339	--,--	--,--	--,--	352

TOTAL	3,446,838	184,306	3,258,830	357	970	2,375	3,643,363

LIABILITIES
Deposits	2,466,737	72,920	2,393,817	--,--	--,--	--,--	2,459,570
Other liabilities from financial transactions	801,786	87,630	712,944	87	709	416	1,024,475
Other liabilities	15,128	627	14,501	--,--	--,--	--,--	5,265
Suspense items	8	--,--	8	--,--	--,--	--,--	2

TOTAL	3,283,659	161,177	3,121,270	87	709	416	3,489,312

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	369,296	--,--	369,296	--,--	--,--	--,--	345,981
Control	4,963,281	14,136	4,946,833	2	1,321	989	6,758,977

TOTAL	5,332,577	14,136	5,316,129	2	1,321	989	7,104,958

Credit accounts (except contra credit accounts)
Contingent	381,347	--,--	381,347	--,--	--,--	--,--	279,895
Control	21,925	--,--	21,925	--,--	--,--	--,--	34,048

TOTAL	403,272	--,--	403,272	--,--	--,--	--,--	313,943

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	Status
Concept	Normal	In potential risk / Low risk	Nonperforming / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			06-30-2008	12-31-2007
1. Loans	435,389	--,--	--,--	--,--	--,--	--,--	--,--	--,--	435,389	376,112
- Overdraft	31	--,--	--,--	--,--	--,--	--,--	--,--	--,--	31	1,235
Without senior security or counter guaranty	31	--,--	--,--	--,--	--,--	--,--	--,--	--,--	31	1,235
- Discounted Instruments	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,182
Without senior security or counter guaranty	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,182
- Real Estate Mortgage and Collateral Loans	626	--,--	--,--	--,--	--,--	--,--	--,--	--,--	626	650
Other collaterals and counter guaranty “B”	626	--,--	--,--	--,--	--,--	--,--	--,--	--,--	626	650
- Consumer	45	--,--	--,--	--,--	--,--	--,--	--,--	--,--	45	124
Without senior security or counter guaranty	45	--,--	--,--	--,--	--,--	--,--	--,--	--,--	45	124
- Credit Cards	543	--,--	--,--	--,--	--,--	--,--	--,--	--,--	543	372
Without senior security or counter guaranty	543	--,--	--,--	--,--	--,--	--,--	--,--	--,--	543	372
- Other	434,144	--,--	--,--	--,--	--,--	--,--	--,--	--,--	434,144	372,549
Without senior security or counter guaranty	434,144	--,--	--,--	--,--	--,--	--,--	--,--	--,--	434,144	372,549
2. Other receivables from financial transactions	26,355	--,--	--,--	--,--	--,--	--,--	--,--	--,--	26,355	6,686
3. Assets subject to financial leasing	44	--,--	--,--	--,--	--,--	--,--	--,--	--,--	44	--,--
4. Contingent commitments	20,317	--,--	--,--	--,--	--,--	--,--	--,--	--,--	20,317	47,862
5. Investments in other companies and private securities	170,266	--,--	--,--	--,--	--,--	--,--	--,--	--,--	170,266	153,110

Total	652,371	--,--	--,--	--,--	--,--	--,--	--,--	--,--	652,371	583,770

Total Allowances	4,353	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,353	3,775

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF JUNE 30, 2008

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (months)	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	27	13	3	57,000
Swaps	Financial transactions – own account	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	16	6	2	170,000
Swaps	Interest rate hedge	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	85	94	1	103,650
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	4	2	1	684,475
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	3	1	2,287,437

TOTAL								3,302,562

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-08	12-31-07
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	843,268	750,752
Due from banks and correspondents	2,408,799	2,418,562

Argentine Central Bank (BCRA)	2,035,013	2,102,642
Other local	40,529	7,312
Foreign	333,257	308,608

	3,252,067	3,169,314

B. GOVERNMENT AND PRIVATE SECURITIES (Note 8.a):
Holdings in investment accounts	883,567	547,714
Holdings for trading or financial transactions	349,582	170,320
Holdings available for sale	1,286,084	1,372,584
Unlisted Government Securities	963,770	903,903
Instruments issued by the BCRA	689,184	2,005,791
Investments in listed private securities	209,608	241,943
Less: Allowances	271,791	61,002

	4,110,004	5,181,253

C. LOANS:
To government sector (Exhibit 1)	2,362,175	2,367,869
To financial sector (Exhibit 1)	793,815	541,911

Interfinancial – (Calls granted)	73,500	56,430
Other financing to local financial institutions	672,996	449,709
Interest and listed-price differences accrued and pending collection	47,319	35,772
To non financial private sector and residents abroad (Exhibit 1)	8,900,917	8,679,162

Overdraft	1,333,597	1,326,472
Discounted instruments	1,263,407	1,430,787
Real estate mortgage	911,719	772,036
Collateral Loans	384,124	253,130
Consumer	1,679,196	1,337,179
Credit cards	923,070	802,647
Other (Note 8.b)	2,313,156	2,666,843
Interest and listed-price differences accrued and pending collection	108,738	103,824
Less: Interest documented together with main obligation	16,090	13,756
Less: Difference arising from purchase of portfolio	89	93
Less: Allowances	224,744	198,728

	11,832,074	11,390,121

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	577,542	463,621
Amounts receivable for spot and forward sales to be settled	91,765	206,216
Instruments to be received for spot and forward purchases to be settled	115,434	110,155
Unlisted corporate bonds (Exhibit 1)	76,553	81,976
Non-deliverable forward transactions balances to be settled	18,102	6,292
Other receivables not covered by debtor classification regulations	28,750	24,170
Other receivables covered by debtor classification regulations (Exhibit 1)	48,190	43,816
Interest accrued and pending collection not covered by debtor classification regulations	31,321	21,834
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	--,--	5
Less: Allowances	2,217	1,901

	985,440	956,184

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	368,795	327,969
Less: Allowances	5,303	4,447

	363,492	323,522

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	34,278	31,559
Other (Note 8.c)	106,173	46,430
Less: Allowances	3	3

	140,448	77,986

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibit 1)	20	52
Tax on minimum presumed income – Tax Credit	188,324	150,506
Other (Note 8.d)	391,040	285,008
Other accrued interest receivable	--,--	1
Less: Allowances	165,720	77,604

	413,664	357,963

H. PREMISES AND EQUIPMENT:	418,251	399,615

I. OTHER ASSETS:	29,331	38,950

J. INTANGIBLE ASSETS:
Goodwill	--,--	12,200
Organization and development expenses	52,446	104,180

	52,446	116,380

K. SUSPENSE ITEMS:	7,789	11,261

L. OTHER SUBSIDIARIES’ ASSETS (Note 8.e):	2,742	450

TOTAL ASSETS:	21,607,748	22,022,999

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-08	12-31-07
LIABILITIES:

M. DEPOSITS:
Government sector	42,112	53,899
Financial sector	178,649	195,890
Non financial private sector and residents abroad	14,292,087	14,759,969

Checking accounts	2,919,740	2,771,710
Savings deposits	4,255,644	4,237,696
Time deposits	6,594,540	7,219,407
Investments accounts	14,042	13,152
Other	440,161	435,566
Interest and listed-price differences accrued payable	67,960	82,438

	14,512,848	15,009,758

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA	1,894	1,833

Other	1,894	1,833
Banks and International Institutions	353,611	555,842
Amounts payable for spot and forward purchases to be settled	103,387	104,223
Instruments to be delivered for spot and forward sales to be settled	195,041	206,466
Non-deliverable forward transactions balances to be settled	1,733	1,002
Financing received from Argentine financial institutions	95,466	72,672

Interfinancial (calls received)	13,494	10,019
Other financings from local financial institutions	81,969	62,646
Interest accrued payable	3	7
Other (Note 8.f)	806,098	797,227
Interest and listed–price differences accrued payable	8,730	10,756

	1,565,960	1,750,021

O. OTHER LIABILITIES:
Fees payable	340	118
Other (Note 8.g)	355,967	374,881

	356,307	374,999

P. ALLOWANCES:	466,495	441,964

Q. SUSPENSE ITEMS:	10,089	6,671

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 8.h):	2,349,236	2,146,731

TOTAL LIABILITIES:	19,260,935	19,730,144

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5):	257,939	236,018

STOCKHOLDERS’ EQUITY:	2,088,874	2,056,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	21,607,748	22,022,999

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-08	12-31-07
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	199,270	199,679
– Guarantees received	3,978,336	3,437,694
– Contra contingent debit accounts	721,672	554,832

	4,899,278	4,192,205

Control
– Receivables classified as irrecoverable	268,894	280,820
– Other (Note 8.i)	33,555,669	32,078,895
– Contra control debit accounts	519,767	2,221,724

	34,344,330	34,581,439

Derivatives
– “Notional” amount of non-deliverable forward transactions	1,421,293	1,164,392
– Interest rate SWAP	280,650	292,000
– Other	50,000	50,000
– Contra debit derivatives accounts	1,550,619	1,289,267

	3,302,562	2,795,659

For trustee activities
– Funds in trust	17,379	18,502

	17,379	18,502

TOTAL	42,563,549	41,587,805

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	94,405	26,185
– Guarantees provided to the BCRA	57,710	61,729
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	160,059	135,525
– Other guaranties given non covered by debtor classification regulations	137,896	134,871
– Other covered by debtor classification regulations (Exhibit 1)	271,602	196,522
– Contra contingent credit accounts	4,177,606	3,637,373

	4,899,278	4,192,205

Control
– Items to be credited	433,646	388,952
– Other	86,121	1,832,772
– Contra control credit accounts	33,824,563	32,359,715

	34,344,330	34,581,439

Derivatives
– “Notional” amount of non-deliverable forward transactions	1,550,619	1,289,267
– Contra debit derivatives accounts	1,751,943	1,506,392

	3,302,562	2,795,659

For trustee activities
– Contra credit accounts for trustee activities	17,379	18,502

	17,379	18,502

TOTAL	42,563,549	41,587,805

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-08	06-30-07
A. FINANCIAL INCOME

Interest on cash and due from banks	8,085	9,373
Interest on loans to the financial sector	73,929	70,658
Interest on overdraft	107,270	66,002
Interest on discounted instruments	75,599	38,232
Interest on real estate mortgage	47,441	27,737
Interest on collateral loans	19,757	5,460
Interest on credit card loans	45,267	24,203
Interest on other loans	227,243	134,110
Interest from other receivables from financial transactions	11,379	11,009
Income from secured loans—Decree 1387/01	122,700	142,739
Net income from government and private securities	--,--	204,468
Indexation by CER	127,022	121,444
Gold and foreign currency exchange difference	72,418	45,175
Other	76,630	56,269

	1,014,740	956,879

B. FINANCIAL EXPENSE

Interest on checking accounts	11,654	12,730
Interest on savings deposits	4,130	2,970
Interest on time deposits	296,236	203,288
Interest on interfinancial financing (calls received)	469	1,272
Interest on other financing from financial institutions	4,997	1,764
Interest on other liabilities from financial transactions	16,603	10,385
Other interest	3,223	6,225
Net income from government and private securities	4,480	--,--
Indexation by CER	6,408	33,402
Contribution to the deposit guarantee fund	13,285	11,477
Other	36,080	19,541

	397,565	303,054

GROSS INTERMEDIATION MARGIN – GAIN	617,175	653,825

C. ALLOWANCES FOR LOAN LOSSES	42,416	23,436

D. SERVICE CHARGE INCOME

Related to lending transactions	111,578	71,756
Related to liability transactions	192,221	148,860
Other commissions	166,739	258,866
Other	98,530	78,526

	569,068	558,008

E. SERVICE CHARGE EXPENSE

Commissions	76,641	49,909
Other (Note 8.j)	28,884	20,149

	105,525	70,058

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-08	06-30-07
F. ADMINISTRATIVE EXPENSES

Payroll expenses	382,528	279,654
Fees to Bank Directors and Statutory Auditors	273	225
Other professional fees	16,374	14,322
Advertising and publicity	33,873	27,417
Taxes	30,636	26,010
Fixed assets depreciation	20,052	17,980
Oranizational expenses amortization	12,310	10,392
Other operating expenses	88,100	72,639
Other	67,349	52,982

	651,495	501,631

NET GAIN FROM FINANCIAL TRANSACTIONS	386,807	616,708

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(6,999)	(15,169)

G. OTHER INCOME

Income from long-term investments	64,081	2,941
Punitive interests	932	432
Loans recovered and reversals of allowances	42,726	379,828
Other (Note 8.k)	303,610	139,773

	411,349	522,974

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	26	14
Charge for uncollectibility of other receivables and other allowances	133,944	78,229
Amortization of difference arising from judicial resolutions	80,777	179,515
Depreciation and losses from miscellaneous assets	250	746
Goodwill amortization	12,200	3,315
Other (Note 8.l)	362,643	689,001

	589,840	950,820

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	201,317	173,693

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	13,073	22,309

NET INCOME FOR THE PERIOD	188,244	151,384

The accompanying notes 1 through 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-2008	06-30-2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of fiscal year	3,465,634 (1)	2,928,807
Cash and cash equivalents at the end of the period	3,745,149 (1)	3,130,033

Net increase in cash and cash equivalents	279,515	201,226

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
-Government and private securities	1,250,511	(260,076)
-Loans	518,925	618,009

to financial sector	(224,857)	(28,162)
to non-financial public sector	58,443	346,860
to non-financial private sector and residents abroad	683,339	299,311
-Other receivables from financial transactions	(26,719)	(23,479)
-Assets subject to financial leasing	(39,970)	(42,103)
-Deposits	(879,909)	523,902

to financial sector	(17,243)	11,859
to non-financial public sector	(11,446)	29,259
to non-financial private sector and residents abroad	(851,220)	482,784
-Other liabilities from financial transactions	19,597	16,654

Financing from financial or interfinancial sector (calls received)	3,475	(39,681)
Others (except liabilities included in Financing Activities)	16,122	56,335
Collections related to service charge income	568,611	558,785
Payments related to service charge expense	(105,525)	(70,058)
Administrative expenses paid	(675,097)	(517,620)
Organizational and development expenses paid	(6,636)	(2,165)
Net collections from punitive interest	772	378
Differences from judicial resolutions paid	(23,288)	(12,000)
Collections of dividends from other companies	14	14
Other payments related to other income and expenses	(28,610)	(521,129)

Net cash flows provided by operating activities	572,676	269,112

Investment activities
Net payments from premises and equipment	(38,688)	(15,685)
Net collections / (payments) from other assets	9,087	(7,809)
Other payments from investment activities	(155,772)	(71,124)

Net cash flows used in investment activities	(185,373)	(94,618)

Financing activities
Net collections/ (payments) from:
-Non-subordinated corporate bonds	--,--	(248,638)
-ArgentineCentral Bank	68	91

Others	68	91
-Banks and international agencies	(202,231)	75,076
-Financing received from local financial institutions	19,323	(65,101)
Cash dividends	(164,000)	(90,000)
Other collections from financing activities	230,967	345,931

Net cash flows (used) / provided by financing activities	(115,873)	17,359

Financial results and results from holdings of cash and cash equivalents (including interest)	8,085	9,373

Net increase in cash and cash equivalents	279,515	201,226

(1)	See note 7 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2008, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2007, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW

AS OF JUNE 30, 2007

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of June 30, 2008 and at the end of previous year and the statements of income and cash and cash equivalents flow for the six month periods ended June 30, 2008 and 2007, as per the following detail:

–	As of June 30, 2008:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the six month periods ended June 30, 2008 and 2007.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the fiscal years ended June 30, 2008 and 2007.

–	As of December 31, 2007:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2007.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2007.

The results and cash and cash equivalentes flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six month period ended on June 30, 2008 and 2007.

Interests in subsidiaries as of June 30, 2008 and at the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		06/30/08	12/31/07	06/30/08	12/31/07	06/30/08	12/31/07
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	24,000	9,000	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities and stockholders´ equity balances in accordance with the criteria defined in Note 2 below, as of June 30, 2008 and the end of the previous fiscal year and net income balances as of June 30, 2008 and 2007, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06/30/08	12/31/07	06/30/08	12/31/07	06/30/08	12/31/07	06/30/08	06/30/07
Francés Valores Soc. de Bolsa S.A.	12,113	12,922	3,983	3,577	8,130	9,345	382	2,695
Atuel Fideicomisos S.A. and its subsidiary	32,479	32,521	2,794	4,798	29,685	27,723	1,961	4,889
Consolidar A.F.J.P. S.A.	383,779	377,785	116,661	103,863	267,118	273,922	(6,804)	16,636
Consolidar Cía. de Seguros de Vida S.A.	307,534	328,901	107,109	135,788	200,425	193,113	2,576	21,440
Consolidar Cía. de Seguros de Retiro S.A.	2,459,917	2,234,020	2,349,459	2,145,527	110,458	88,493	21,965	(3,764)
PSA Finance Argentina Cía Financiera S.A.	384,864	265,327	326,232	237,309	58,632	28,018	614	2,637

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar A.F.J.P. S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government—Decree 1387/01 held by these subsidiaries amounting to 994,941 and 952,106 as of June 30, 2008 and the end of the previous fiscal year, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

•

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of June 30, 2008 and the end of the previous fiscal year amounted to 4,405 (income) and 117 (income), respectively.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 20,143, 22,099 and 24,023 at June 30, 2008, December 31 and June 30, 2007, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	CONSOLIDAR GROUP

a)	Consolidar AFJP manages a pension fund that as of June 30, 2008 and the end of the previous fiscal year amounted to 17,939 million and 17,268 million respectively.

b)	Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

i) the possibility for the affiliates of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

ii) as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 pesos shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system. The transfers made by Consolidar A.F.J.P S.A. during the period amount to approximately 1,080,000 thousand of pesos which stand for an approximate number of 191,000 affiliates.

iv) the restriction of the commission charged by the Pension Fund Managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%.

v) increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 pesos to 6,000 pesos concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 pesos for salaries accrued as from September 1, 2007. Afterwards, on February 19, 2008, Decree No. 279/2008 issued by the Argentine Executive Branch increased such maximum to 7,256 pesos for the personal contributions paid by workers in a labor relationship as from June 1, 2008 and to 7,800 pesos for the personal contributions paid by the self-employed as from July 1, 2008;

vi) the establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime.

vii) to apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

The Board of Directors of Consolidar A.F.J.P. S.A. is currently analyzing the effects of the legal reforms and working on adjusting the Company’s operations in order to adapt to the new legal framework.

Given that this reform has a significant impact on the social security system, it shall entail a substantial change in the business of Consolidar Cía de Seguros de Vida S.A., as starting on January 1, 2008, the issuance of new social-security related life insurance policies shall cease. Management activities related to social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies shall continue. The above notwithstanding, the Company’s Board of Directors is presently analyzing the current situation and assessing the alternatives to allow the Company to adjust to the new market conditions, thereby laying down the most appropriate framework for the continuity of the Company’s operations and it estimates that the implementation of said plan would not have a material negative impact on the Company’s financial situation as reflected in these financial statements.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-08	12-31-07
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	123,168	126,305
Consolidar Cía. de Seguros de Vida S.A.	68,226	65,736
Consolidar Cía. de Seguros de Retiro S.A.	36,816	29,494
Francés Valores Sociedad de Bolsa S.A.	409	470
Atuel Fideicomisos S.A.	4	3
PSA Finance Argentina Cía Financiera S.A.	29,316	14,010

Total	257,939	236,018

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,400. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of June 30, 2008 and the end of the previous fiscal year explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-08	12-31-07
a) Cash and due from banks	3,252,067	3,169,314
b) Government securities hold for trading or financial transactions	349,582	170,320
c) Loans to financial sectors, loans granted maturity date less than tree months as from the end of the period / fiscal year	143,500	126,000

CASH AND CASH EQUIVALENTS	3,745,149	3,465,634

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period / year-end date.

8.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	06-30-08	12-31-07
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts
Discount Bonds in pesos	329,656	310,956
Federal Government Bonds 2008 (BODEN 2014)	39,169	34,927
Federal Government Bonds in Pesos 10.5 % due in 2012	24,548	24,949
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	29,568	--,--
BCRA Notes (NOBAC)	398,924	176,882
Federal Government Bocon PRE9	40,352	--,--
Federal Government Bocon PRO12	15,331	--,--
Federal Government Bocon PRO13	6,019	--,--

Total	883,567	547,714

Holdings for trading or financial transactions
Federal Government Bonds LIBOR 2012	61,163	29,720
Federal Government Bonds LIBOR 2013	10,335	3,583
Buenos Aires City Bond	2,929	3,563
Discount Bonds in pesos	118,959	50,615
Discount Bonds in US dollar	1,607	2,805
Peso-denominated GDP-related securities	7,779	11,607
Cuasipar Bonds in pesos	6,170	6,365
Secured Bonds due in 2018	4,518	16,422
Federal Government Bocon PRE8	2,453	11,520
Federal Government Bocon PRE9	63,756	6,900
Federal Government Bocon PRO12	4,977	--,--
Bonds issued by the Republic of Austria	18,385	--,--
Treasury Notes	23,120	--,--
Federal Government Bonds in US dollar 7% due in 2011	8,437	8,873
Federal Government Bonds in Pesos 10.5 % due in 2012	--,--	3,105
Other	14,994	15,242

Total	349,582	170,320

Holdings available for sale

Secured Bonds due in 2018	68,489	73,284
Federal Government Bocon PRO 12	159,825	166,229
BCRA Notes (NOBAC)	1,057,770	1,133,071

Total	1,286,084	1,372,584

Unlisted government securities

Secured Bonds due in 2020	948,812	903,897
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	14,755	--,--
Other	203	6

Total	963,770	903,903

	06-30-08	12-31-07
Instruments issued by the BCRA

BCRA Bills (LEBAC)	46,343	140,068
BCRA Notes (NOBAC)	642,841	1,865,723

Total	689,184	2,005,791

Investments in listed private securities

Corporate Bonds Telefónica de Argentina S.A.	2,160	2,269
Corporate Bonds Telecom Personal	2,667	4,994
Corporate Bonds Camuzzi Gas Pampeana	10,118	10,096
Corporate Bonds Grupo Concesionario del Oeste	8,167	9,985
Corporate Bonds Tarjeta Cuyana	5,087	6,459
Corporate Bonds Banco Macro	2,439	2,538
Corporate Bonds Petrobrás Energía S.A.	4,402	1,429
Tarjeta Naranja Trust	10,976	11,820
Radar Financial Trust	37,349	36,788
Tenaris	2,050	3,160
Telecom	4,664	5,197
Galtrust 1 Financial Trust	10,002	10,333
Garbarino Trust	--,--	4,349
Secubono Trust	--,--	9,153
Cía. Financiera Argentina Trust	1,593	12,033
Petrobras Energía S.A.	741	4,051
FBA Bonos Argentinos FCI	4,207	2,019
FBA Ahorro Pesos FCI	2,772	1,671
Fideicomiso de Gas	24,378	30,629
1784 Inversión Pesos FCI	5,402	2,853
Pionero Pesos FCI	--,--	10,015
HF Pesos Clase 1 FCI	--,--	6,364
FBA Renta Pesos	39,636	--,--
Super Ahorro Pesos FCI	3,771	--,--
Rembrandt Amro Pesos FCI	--,--	11,016
Other	27,027	42,722

Total	209,608	241,943

Allowances	(271,791)	(61,002)

Total	4,110,004	5,181,253

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,343,093	1,497,988
Fixed-rate financial loans	778,743	904,117
Other	191,320	264,738

Total	2,313,156	2,666,843

	06-30-08	12-31-07
c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	34,931	30,586
In non-controlled companies-supplementary activities	71,201	15,801
Other – unlisted	41	43

Total	106,173	46,430

d) OTHER RECEIVABLES – Other

Prepayments	70,621	46,200
Guarantee deposits	28,071	25,551
Miscellaneous receivables	91,290	60,226
Tax prepayments	162,718	93,647
Other	38,340	59,384

Total	391,040	285,008

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	2,742	450

Total	2,742	450

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Correspondents – our account	102,844	146,540
Collections and other operations for the account of third parties	31,726	25,925
Other withholdings and collections at source	101,619	104,883
Accounts payable for consumption	142,149	140,105
Money orders payable	269,282	244,410
Loans received from Argentine Technological Fund (FONTAR)	27,563	20,623
Loans received from Interamerican Development Bank (BID)	49,449	57,738
Pending Banelco debit transactions	26,213	11,220
Other	55,253	45,783

Total	806,098	797,227

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	138,262	194,226
Accrued taxes	93,831	79,813
Miscellaneous payables	119,221	91,845
Other	4,653	8,997

Total	355,967	374,881

	06-30-08	12-31-07
h) OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, claims in adjustment process	62,842	94,013
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	132,061	138,480
Insurance companies, mathematical reserve	2,085,534	1,896,586
Difference arising from secured loans accrued valuation Consolidar Cía. De Seguros S.A.	(20,143)	(22,099)
Other related to insurance business	88,942	39,751

Total	2,349,236	2,146,731

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	10,697,836	9,433,738
Collections items	674,257	579,318
Checks drawn on the Bank pending clearing	314,211	223,112
Checks not yet credited	790,990	786,562
Securities representative of investment in escrow on behalf of the Pension Fund Manager	21,011,066	20,993,983
Other	67,309	62,182

Total	33,555,669	32,078,895

	06-30-08	06-30-07
j) SERVICE CHARGE EXPENSE – Other

Turn-over tax	21,604	15,102
Other	7,280	5,047

Total	28,884	20,149

k) OTHER INCOME – Other

Premiums – Insurance companies	195,295	120,870
Deferred income tax (1)	87,650	1,300
Others	20,665	17,603

Total	303,610	139,773

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	06-30-08	06-30-07
l) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	193,197	151,061
Life Annuities – Consolidar Cía. De Seguros de Retiro S.A.	71,231	56,969
Tax on bank credits and debits	20,162	15,725
Deferred tax expenses	--,--	330,000
Insurance premiums for disability and death	43,565	602
Claims paid – Insurance companies	30,486	111,672
Other	4,002	22,972

Total	362,643	689,001	(2)

(2)	See note 2.2, second paragraph to the stand-alone financial statements of BF.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-08	12-31-07
COMMERCIAL PORTFOLIO

Normal performance	8,648,066	8,767,828

Preferred collaterals and counter guaranty “A”	116,334	104,485
Other collaterals and counter guaranty “B”	112,207	107,263
Without senior security or counter guaranty	8,419,525	8,556,080

In potential risk	6,364	17,733

Other collaterals and counter guaranty “B”	--,--	922
Without senior security or counter guaranty	6,364	16,811

Nonperforming	5,358	5,321

Without senior security or counter guaranty	5,358	5,321

With high risk of uncollectibility	27,326	27,025

Preferred collaterals and counter guaranty “A”	947	946
Other collaterals and counter guaranty “B”	1,650	--,--
Without senior security or counter guaranty	24,729	26,079

Uncollectible	783	518

Without senior security or counter guaranty	783	518

Total	8,687,897	8,818,425

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	06-30-08	12-31-07
CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,291,560	3,522,504

Preferred collaterals and counter guaranty “A”	9,791	8,145
Other collaterals and counter guaranty “B”	985,503	726,341
Without senior security or counter guaranty	3,296,266	2,788,018

Low risk	41,438	27,277

Preferred collaterals and counter guaranty “A”	--.--	2
Other collaterals and counter guaranty “B”	8,585	6,181
Without senior security or counter guaranty	32,853	21,094

Medium risk	24,248	12,256

Preferred collaterals and counter guaranty “A”	--.--	5
Other collaterals and counter guaranty “B”	1,945	568
Without senior security or counter guaranty	22,303	11,683

High risk	25,425	1,006

Other collaterals and counter guaranty “B”	1,271	353
Without senior security or counter guaranty	24,154	653

Uncollectible	4,427	18,263

Other collaterals and counter guaranty “B”	898	1,777
Without senior security or counter guaranty	3,529	16,486

Uncollectible, classified as such under regulatory requirements	1,536	1,261

Other collaterals and counter guaranty “B”	513	251
Without senior security or counter guaranty	1,023	1,010

Total	4,388,634	3,582,567

General Total (1)	13,076,531	12,400,992

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of June 30, 2008 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 16 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of June 30, 2008 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 8 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheet and supplemental information for the year ended December 31, 2007.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the six-month period ended June 30, 2007, after certain adaptations arising from the regulations of the Argentine Central Bank (“B.C.R.A.”), explained in note 2.2 second paragraph to the stand-alone financial statements.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina as adopted by the Professional Council in Economic Sciences of Buenos Aires for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the B.C.R.A. for limited reviews to quarterly financial statements. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of June 30, 2008, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the six-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in the City of Buenos Aires concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2007 and those for the six-month period ended June 30, 2007, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors´ Report on the financial statements for the year ended December 31, 2007 was issued on February 12, 2008 and was qualified due to certain departures from professional accounting standards currently in force in the City of Buenos Aires, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors´ Limited Review Report on the financial statements for the six-month period ended June 30, 2007 was issued on August 9, 2007, including an observation originated in certain departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. As explained in note 2.2. second paragraph to the stand-alone financial statements, certain adaptations were introduced to said financial statements, as required by B.C.R.A.’s regulations and exclusively to be presented for comparison purposes with those for the current fiscal year. Our auditors´ limited review report issued on August 9, 2007 would not have been modified by the above mentioned adaptations.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 17 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, August 8, 2008.

PABLO F. TONINA
Partner
Contador Público
(Universidad Católica de Buenos Aires)
C.P.C.E.C.A.B.A.—T° 160—F° 164

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: August 20, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer